FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


HSBC SELLS BROKER ORIGINATED RESIDENTIAL MORTGAGE BOOK IN AUSTRALIA
                            TO FIRSTMAC

HSBC Bank Australia has entered into an agreement to sell its broker originated residential mortgage book to FirstMac. The portfolio consists of over 10,000 customer accounts with a total book value of A$2.26 billion (approximately US$1.75 billion) at 22 November 2006.

HSBC retains the majority of its Australian residential mortgage portfolio - a loan book of A$4.5 billion, representing HSBC's direct customer relationships. HSBC Bank Australia will not be accepting residential mortgage applications from brokers beyond 16 February 2007.

Stuart Davis, chief executive officer of HSBC Bank Australia, said:
"After a strategic review of our local operations earlier this year, we have now disposed of non-core businesses and assets, and are focused on investing in areas where we have a comparative advantage. That advantage is HSBC's global network and the scale and insight it provides, both in retail and corporate banking.

"To deliver the best value to our customers here, we need to invest in business areas where our natural strengths lie. While distributing through brokers has given our portfolio scale, it precludes two of our greatest strengths - our service proposition and the ability to cross-sell our products.

"FirstMac, a leading residential mortgage provider, is well placed to support the broker relationships that we have developed in recent years. We are confident it will provide our brokered loan customers with the quality of products and support they are accustomed to."

Notes to editors:
1. HSBC Bank Australia Limited
In Australia, the HSBC Group offers an extensive range of financial services through a network of 32 branches and offices. These services include personal and commercial financial services, financial planning, trade finance, treasury and financial markets, payments and cash management and securities custody. Principal HSBC Group members operating in Australia include HSBC Bank Australia Limited (ABN 48 006 434 162), HSBC Precious Metals (Australia) Limited (ABN 98 001 930 392), HSBC Bank plc (ABN 98 067 329 015) and The Hongkong and Shanghai Banking Corporation (ABN 65 117 925 970). HSBC is marketed worldwide as 'the world's local bank'.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.

3. FirstMac
FirstMac Limited (ABN 59 094 145 963, AFSL 290600) is a 100 per cent Australian-owned company and one of Australia's largest non-institutional lenders of home mortgages, self-funding its business by issuing AAA-rated bonds on global capital markets. FirstMac originally entered the home loan market in 1988 as a mortgage manager and originator to various third party funding programmes. Since 2002, with the advent of the FirstMac residential securitisation programme, FirstMac has increasingly self-funded its own mortgage origination business while growing its presence through the provision of wholesale funding to the Australian and US markets via a distribution network of other originators. FirstMac has an Above Average S&P servicer rating.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 December 2006